UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2013
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 25, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: April 28, 2013

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 25, 2013

Exhibit 1

Elbit Systems and Sharp Aviation K Announce the Establishment
of a Joint Company in South Korea

Haifa, Israel, April 25, 2013 – Elbit Systems Ltd. (NASDAQ andTASE: ESLT) ("Elbit Systems") announced today the establishment of Sharp Elbit Systems Aerospace, Inc. ("SESA"), a jointly owned company in South Korea, with Sharp Aviation K Inc. ("Sharp Aviation K"), located in Seoul, South Korea. Elbit Systems will own 19%  with a growth option to  50% ownership.

SESA will operate in Ansan and among other capabilities, will offer maintenance, repair and manufacture of advanced military aircraft avionics as well as research and development of systems and avionics for both existing and future projects, such as the Korean Light Attack Helicopter (LAH) and the Korean Future Fighter (KFX) development projects. Contracts currently operated by Sharp Aviation K will be transferred to SESA as part of the transaction.
As a Korean company, SESA will also be able to offer offset solutions to foreign suppliers and OEM’s selling defense goods and services in Koera.

Mr. Soon-Suk Paik, President and CEO of Sharp Aviation K commented:   "Working with the Defense Acquisition Program Administration (DAPA) of Korea and international and Korean manufacturers, SESA will offer the Korean aerospace market advanced solutions and systems, made in Korea and based on Elbit Systems' technological portfolio and Sharp Aviation K's vast experience in aviation and avionics, strong local presence and deep understanding of the Korean market".

Mr. Bezhalel (Butzi) Machlis, Elbit Systems’ President and CEO, noted: "The establishment of this new company is a significant step for Elbit Systems in Korea, which we consider to be a very important market. We trust that establishing this jointly owned company will bring new opportunities and will be of mutual benefit for both our companies and for Korea".

About Sharp Aviation K

Sharp Aviation K Inc. is an aviation services company in Korea engaged in nationwide commercial and defense programs.
With a mission of "being the customer's strategic partner and their first choice in aviation services in Korea", Sharp Aviation K and its subsidiaries have been in the Korean market since 1964, and operate in the areas of commercial airlines' passenger and cargo GSSA, full ground handling services, cargo terminal, FAA repair shop, aircraft parts, fuelling, in-flight catering and other related services in six airports in Korea and is currently building an aircraft maintenance hangar at Incheon International Airport  to further strengthen the company’s position as an independent total aviation service provider in Korea.

For additional information, please visit: www.sharp.co.kr

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, please visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.